FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 2, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                           -----------------


                      Suite 230-1700 West 75th Avenue
                                Vancouver, BC
                                Canada V6P 6G2
                                (604) 267-6000
                     (Address of principal executive offices)

                           -----------------

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                  FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      April 28, 2006

3.    Press Release
      -------------

      April 28, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has completed private placement common share equity financing totalling $9.6 million since February 1, 2006 and has received an additional $3.0 million from the exercise of warrants and options (all figures in US$). These private placements included an investment of $6 million from the Consensus Business Group and related parties and a $1.4 million investment from a company partially controlled by a Director of the Company.

The Company also announced its financial results for the year ended December 31, 2005. The Company's loss for the year totalled $12.0 million ($0.11 per share) which includes $2.4 million of R&D expenditure (net of government support) and is inclusive of $4.8 million of non-cash interest expense and non-cash compensation.

"During 2005 we accelerated our development activities with the commissioning of the West Lorne plant and initial work on our 200 tpd facility. We are pleased with the success of our financing initiatives and the strong support this provides to our project development activities," said Andrew Kingston, President & CEO of DynaMotive. "We currently have cash balances of $13 million and when combined with amounts receivable, our outstanding warrant and option positions, West Lorne cash-flow, project finance capabilities and expected revenue for 2006 and 2007, we are well placed to accelerate our business development and capital spending programs while minimizing equity dilution to shareholders."
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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 28th day of April 2006.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)   "Andrew Kingston"
                                      ---------------
                                      Andrew Kingston
                                      President & CEO








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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release: April 28th 2006

         DynaMotive Announces Financing Update and Year End Results


Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has completed private placement common share equity financing totalling $9.6 million since February 1, 2006 and has received an additional $3.0 million from the exercise of warrants and options (all figures in US$). These private placements included an investment of $6 million from the Consensus Business Group and related parties and a $1.4 million investment from a company partially controlled by a Director of the Company.

The Company also announced its financial results for the year ended December 31, 2005. The Company's loss for the year totalled $12.0 million ($0.11 per share) which includes $2.4 million of R&D expenditure (net of government support) and is inclusive of $4.8 million of non-cash interest expense and non-cash compensation.

"During 2005 we accelerated our development activities with the commissioning of the West Lorne plant and initial work on our 200 tpd facility. We are pleased with the success of our financing initiatives and the strong support this provides to our project development activities," said Andrew Kingston, President & CEO of DynaMotive. "We currently have cash balances of $13 million and when combined with amounts receivable, our outstanding warrant and option positions, West Lorne cash-flow, project finance capabilities and expected revenue for 2006 and 2007, we are well placed to accelerate our business development and capital spending programs while minimizing equity dilution to shareholders."

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources normally discarded by the agricultural and forest industries. DynaMotive?s technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

About Consensus

Consensus Business Group is a multi faceted principal investor in a broad range of synergistic activities, including structured finance, the acquisition, management and development of commercial/residential real estate and high tech start ups.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company?s disclosure filings with the Securities and Exchange Commission
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